Filed by Commonwealth
Telephone Enterprises, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 0-11053

The following memorandum was sent to the Senior Management Team of CTE:

TO:	Senior Management Team
FROM:	Mike Mahoney
RE:	CTE Agrees to Be Acquired by Citizens Communications Company

Earlier this morning, it was announced on the national wire that CTE has agreed to be acquired by Citizens Communications Company (“Citizens Communications”). The CTE Board of Directors and the Citizens Communications Board of Directors reached an agreement under which each shareholder of CTE will receive a combination of cash and Citizens Communications stock, together valued at $41.72 per CTE share based on the closing price of Citizens Communications stock on Friday, September 15, 2006.

The full text of the news release is attached to this Lotus Note in .pdf format for your information.

In a moment, I will be sending a memo to all CTE employees inviting them to join me for a 10:30 a.m. conference call during which I will provide additional information regarding the transaction.

Please plan to join me on the conference call. The dial-in information is below:

Company-Wide Conference Call at 10:30 This Morning
To access the conference call, please dial 877-277-1088, and enter passcode 6917501. Please plan to dial in at least five minutes in advance of the call.

I look forward to speaking with you on the conference call later this morning.

Important Information for Investors and Stockholders
This material is not a substitute for the prospectus/proxy statement Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth Telephone Enterprises, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.